Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 333-155256
Dated January 26, 2009

Special Project for the 95th Anniversary
Top Interview
Diamond 21C

On December 4, 2008, Nippon Mining Holdings, Inc. concluded a basic agreement with Nippon Oil Corporation (subsequently, Nippon Oil) for a complete management integration.
In the petroleum business, the objective of the integration is to secure an industry-leading competitiveness and stable earnings capacity through sweeping restructuring reforms, such as reducing excess supply capacity.
At the same time, the integration is extremely important from the perspective of realizing further development and growth through the strengthening and expansion of non-petroleum businesses, such as the highly profitable metals business, the titanium business and the polysilicon for photovoltaic power generation business, in which substantial growth is expected.
From the perspective of the long-term strategy of the Nippon Mining Holdings Group with Petroleum (Japan Energy Group) and Metals (Nippon Mining & Metals Group) positioned as the core businesses, Professor Motoshige Ito of the Tokyo University talks to Nippon Mining Holdings, Inc. President Mitsunori Takahagi about the main objectives of the integration and prospects for the future.

Ito
First of all, one of the major objectives of the integration is the restructuring of the petroleum refining and marketing business. If we consider the future of this business amid a downward trend in domestic demand due to structural changes, there is a feeling among some that an impasse will be reached if the business continues to be run the same way as it has in the past.

Takahagi
Without question, demand for petroleum in Japan will continue to decrease in the future due to the declining birthrate and aging population, due to changes in the way people think about cars and how they use them, and, most of all, in response to environmental problems.
In 2001, Japan Energy eliminated its excess capacity by ceasing its crude oil processing operations at the Chita Oil Refinery. Subsequently, it has maintained efficient operations with high rates of utilization at both the Mizushima and Kashima refineries. Conversely, the refining capacity of Japan as a whole is said to exceed demand by 20%, and reducing refining capacity to match demand is an urgent problem to be addressed. However, as you know, little progress has been made in this area, and companies in the refining industry have been reduced to waging a war of attrition, creating a deep sense of crisis in the industry, that we also share.

Ito
I understand that Japan Energy has already carried out business tie-ups with Nippon Oil in areas such as refineries, and petroleum exploration and development.

Takahagi
Three years ago, Japan Energy joined forces with Nippon Oil to launch a comprehensive business tie-up in a variety of areas, including petroleum exploration and development, refining, and technology development. For example, the two companies launched a trial venture targeting significant cost reductions through realizing increased efficiency by managing their adjacent oil refineries in the Mizushima area as one refinery.
Results were achieved in areas such as distribution, but it proved difficult to equally allocate both the benefits and costs for measures that went beyond the framework of a single company, such as the scrapping of production facilities or new capital investment. There certainly seem to be limits to this kind of venture.

Ito
I believe that your expectations for the integration are significantly higher than those that were held for the business tie-up.

Takahagi
The two Mizushima refineries will become one refinery in both name and reality to achieve optimally efficient operations. Within two years of the integration, we will substantially decrease the refining capacity of the post-integration company, by 400,000 barrels a day compared to the present level, and we may aim at further reductions.
In addition, if we calculate the combined benefits of rationalization, increased efficiency, and synergies in areas including marketing, distribution, and indirect operations, we are aiming to realize annual savings of more than \60 billion within three years of the integration and \100 billion within five years.
In this way, we will better anticipate structural changes in our Petroleum business, enabling us to maintain our industry-leading competitiveness and stable profitability in all aspects of our business, from crude oil procurement to distribution, refining, and marketing.

Anticipating structural changes in the Petroleum business to maintain an industry-leading competitiveness and stable profitability

Ito
In order to rebuild the Petroleum business, it is necessary to speed up business decision-making and realize drastically improved efficiencies that transcend the level one company acting alone could hope to achieve. Are these some of the reasons behind the integration?

Takahagi
You are exactly right. In addition, another extremely important reason for the integration is to expand businesses into highly profitable non-petroleum fields. We intend to maintain a stable profitability despite the declining trend in downward petroleum demand; without other businesses, we risk falling into a state of diminishing equilibrium. But fortunately, since its establishment, the Nippon Mining Holdings Group has been involved in both metals and petroleum as our core businesses. The reality is that we now have a high-growth and highly profitable non-petroleum business on a magnitude of 1 trillion yen in sales, and this has given us a substantial strength that no other petroleum wholesale company possesses.

Our highly profitable non-petroleum businesses have reached a one trillion yen scale and constitute a significant strength. We will target further development by prioritizing investment in growth fields.

Ito
Management integration will not only take place in the petroleum business, but will instead encompass the management integration of all companies in both groups, including non-petroleum businesses. Going forward, I imagine this will be the key to your global growth strategy.

Takahagi
We have high hopes for growth in our metals, and independent and new businesses. Therefore, it is essential that we aggressively implement growth strategies in these areas, including for mining development, in which we anticipate substantial returns on investment; the development of new copper smelting technologies, which have the potential to dramatically reduce costs; our electronic materials, in which we possess the global number one market share; our Metals Recycling and Eco business, which creates considerable added value; and, particularly, our titanium business and polysilicon for photovoltaic power generation business.
The growth potential in the Group’s non-petroleum business fields is high, but enormous capital strength is required to further expansion. We must increase our corporate scale and profitability and improve our financial capacities and flexibilities.
The reorganization and integration of all companies in both groups will enable us to create an “integrated energy, resources, and materials corporate group” that is strong enough to be a winner in global competition. This will be the most significant benefit of the integration.

Ito
I have previously felt that there were too many companies in a number of industry sectors in Japan. Today, consolidation through integration is progressing rapidly in various industries, including finance, retail, and consumer electronics, but if we look at industries overseas, we can see that the pace of consolidation there greatly exceeds that of Japan.
As competition becomes increasingly global, little can be learnt by solely looking at domestic market share. It is vital a company considers how it can be a winner in the global market. In addition, from the perspective of Japanese national security, it is essential that we have strong Japanese companies in resource areas such as petroleum and copper. I think the integration is important for this reason and also that companies with strength in financial condition can realize extremely rapid decision-making.
What shape do you think the integration will take in the future?

Takahagi
It will depend on how various procedures progress, but as a rough schedule at the current point in time and assuming approval from the relevant regulatory authorities and each company’s general meeting of shareholders, we intend to establish an integrated holding company in the fall of the current year, and by the spring of 2010 create subsidiaries for each of the core businesses of petroleum refining and marketing, oil and natural gas exploration and production, and metals under the integrated holding company.
A name for the post-integration company will be decided at some point in the future, but it will certainly be different from either Group company name, as we want to make it something entirely new. Also, we want the integrated holding company and the headquarters of the core business subsidiaries to share the same office. We will not linger on the past, but rather use the integration to demonstrate our resolve to create a new identity for ourselves.
Furthermore, once the integration is completed we will be able to utilize the expertise in holding company management that we have acquired over the last six years at the Nippon Mining Holdings Group.

Post-integration Group management will be based on highly transparent governance and “Total Best” management decision-making

Ito
What kind of expertise do you mean exactly?

Takahagi
At the Nippon Mining Holdings Group, we are involved in upstream, midstream, and downstream of petroleum and metals businesses, in addition to operating independent and new businesses. In all the businesses within our portfolio, we strive to optimally allocate limited management resources. Founded on a highly transparent system of governance, we work on a daily basis to achieve management decision- making based on a “Total Best” philosophy. In addition, we constantly aim to increase integration and efficiency in areas such as financial operation, materials procurement, and information systems. The expertise we have acquired from this business experience will prove to be extremely useful in post-integration group management.

Ito
In May of last year, you announced the “Long-Term Vision towards Fiscal 2015.” Has this vision changed in any way?

Takahagi
We are currently responding to the dramatically changing economic conditions and devoting our energies to raising our base level of earnings. However, there has been no change in policy regarding the basic strategy described in the long-term vision, namely the exhaustive efforts to strengthen cost competitiveness in midstream businesses (petroleum refining and marketing, and copper smelting and refining) and prioritizing investment in growth fields in upstream businesses (petroleum, and copper exploration and development), downstream businesses (petrochemicals, electronic materials, and metals recycling and eco), and in independent and new businesses.

Ito
I imagine that mining development has a vital role to play in increasing your earnings capabilities.

Takahagi
We are currently conducting feasibility studies at two copper deposits in Chile and Peru with the aim of strengthening competitiveness and securing a stable supply of copper concentrates. If we can start production at these two deposits, our ratio of equity base entitlement volume would dramatically increase from the current 18% to more than 50%.
In addition, until the present time it has been difficult to extract copper and metals from low-grade copper ore, but the Group’s independently developed Nikko Chloride Process technology enables efficient extraction from these kinds of ores. We will also carry out verification testing from April 2009 in Australia.
Furthermore, in Chile we are currently conducting verification trials on technology to extract copper from low-grade copper ore utilizing the power of biotechnology.

Ito
We have mentioned titanium and materials for photovoltaic power generation. Could you explain more about them?

Takahagi
We hope that titanium will become our third core business, following petroleum and metals. Last year, Toho Titanium, one of the world’s leading titanium-business companies, became a consolidated subsidiary of our Group.
We anticipate demand for titanium will significantly increase, particularly due to the shift toward bigger and lighter aircraft.
We also have high hopes for growth in our polysilicon for photovoltaic power generation business, and we are highly regarded by our main customers in this field for realizing high quality at low cost. We are presently constructing a plant toward the goal of realizing mass production.

Strengthening our recycling businesses utilizing “Urban Mines”. Since establishment, “environment” and “CSR” have been our constant themes.

Ito
How about environmental responsiveness? It is as essential to reduce energy consumption intensity, as it is to grasp the idea that environmental problems can be transformed into profitable businesses.

Takahagi
Urban mines are treasure troves of gold, silver, and rare metals created from computers and mobile phones that have been thrown away. This spring, we will complete a recycling plant in Hitachi City, which will recover16 different kinds of metals. In addition, we are aggressively developing new businesses and technologies based on the themes of reducing the burden on the environment and effectively utilizing resources.
Each of our petroleum and metals businesses requires the use of the earth’s resources and, to a certain extent, places a burden on the planet. Precisely for this reason, we feel we must repay to the earth its gifts to us. This has been our ethos since our establishment in 1905. We place CSR and environmental responsibility at the center of our management activities, and as a company that aims to continuously develop and grow, this ethos has not changed over the last 100 years and it will not change following the management integration.

Motoshige Ito	Dean, Graduate School of Economics and Faculty of Economics, the University of Tokyo

After graduating from the Faculty of Economics, the University of Tokyo, he served as Assistant Professor in the Department of Economics at the University of Houston at the same time as completing his Ph.D. in Economics from the Graduate School of Economics, the University of Rochester, New York. In 1993, he was appointed Professor in the University of Tokyo’s Faculty of Economics, and, in 1996, became Professor in the same university’s Graduate School of Economics, the position he currently holds.

Ito has served as a committee member on the Government Tax Commission, Cabinet Office; the Advisory Council on Government Debt Management, the Policy Evaluation Office; the Council on Customs, Tariff, Foreign Exchange and Other Transactions; and as the President of the National Institute for Research Advancement (NIRA). His published works include The Nature of the Global Economy (Diamond, Inc.) and Major Transformations (Kodansha, Ltd.)

Mitsunori Takahagi	President and Representative Director, Nippon Mining Holdings, Inc.
1940	Born in Kanagawa Prefecture
1964	Graduated from the Faculty of Law at Hitotsubashi University and joined Nippon Mining Co., Ltd. (currently, Nippon Mining Holdings, Inc.)
1992, December	Nippon Mining Co., Ltd. merged with Kyodo Oil Co., Ltd.and established the current Japan Energy
1994, June	Appointed Director of Japan Energy Corporation
1998, June	Appointed Managing Director
2001, June	Appointed Director and Senior Executive Corporate Officer
2002, April	Appointed President and Representative Director (left post June 2006)
2002, September	Japan Energy Corporation and Nippon Mining & Metals Co., Ltd. established a holding company, Nippon Mining Holdings, Inc.
2006, June	Appointed President and Representative Director of Nippon Mining Holdings, Inc.

“A petroleum business with an industry-leading competitiveness and non-petroleum businesses with high levels of profitability -- we will achieve greater development and growth through the management integration with Nippon Oil.” （Takahagi）

“Economies of scale and speed are vital to compete in the global market; the management integration will result in the creation of a strong corporate structure to achieve these requirements.”（Ito）

The management integration will create an enormous corporate group with sales of 10 trillion yen, placing it in the top five among all Japanese manufacturing industries. Nippon Mining Holdings, Inc. President Mitsunori Takahagi (right) and Nippon Oil Corporation President Shinji Nishio shake hands at the press conference to announce the integration on December 4, 2008.

JOMO service stations are expanding services while striving to achieve the highest levels of customer satisfaction.

Plans to develop copper deposits in Caserones, Chile, and Quechua, Peru, are progressing.

Responding to structural changes in demand, such as the shift to heavy crude oil and greater proportion of light-oil products, capacity expansion of heavy oil cracking units is under examination.

Demand for polysilicon for photovoltaic power generation is forecast to increase substantially.

Titanium is expected to become the third core business.

Published by Diamond Inc.

Filings with the U.S. SEC

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer.  The Form F-4 (if filed) will contain a prospectus and other documents.  The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction.  U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer.  The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.